Rediff.Com Reports Results For The Fourth Quarter And Fiscal Year

Ended March 31, 2007

Mumbai, India, May 16, 2007.

Rediff.com India Limited (NASDAQ: REDF), one of the leading worldwide online providers of news, information, communication, entertainment and shopping services to Indians worldwide, today announced its financial results for the fourth quarter and fiscal year ended March 31, 2007.

Performance Highlights :

Financial Results for the Quarter Ended March 31, 2007

•	Revenues for the quarter ended March 31, 2007 totaled US$ 8.48 million, an increase of 66% over revenues from the quarter ended March 31, 2006.
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India Online revenues, which include advertising and fee-based revenues, for the quarter ended March 31, 2007 totaled US$6.30 million, an increase of 76% compared to India Online revenues for the quarter ended March 31, 2006.

•	US Publishing revenues for the quarter ended March 31, 2007 totaled US$ 2.18 million, an increase of 42% over US Publishing revenues for the quarter ended March 31, 2006.
•	Gross Margins increased to 83% for the quarter ended March 31, 2007, compared to 76% for the quarter ended March 31, 2006.

•	Operating EBITDA increased to US$ 2.01 million for the quarter ended March 31, 2007, compared to US$ 0.71 million for the quarter ended March 31, 2006.
•	Net income for the quarter ended March 31, 2007 was US$ 2.00 million, or 6.89 cents per ADS, compared to a net income of US$0.53 million, or 1.96 cents per ADS, for the quarter ended March 31, 2006.

Financial Results for the Fiscal Year Ended March 31, 2007

•	Revenues for the fiscal year ended March 31, 2007 totaled US$28.68 million, an increase of 53% over revenues during the fiscal year ended March 31, 2006.
•	India Online revenues for the fiscal year ended March 31, 2007 totaled US$20.76 million, an increase of 71% compared to India Online revenues during the fiscal year ended March 31, 2006.
•	US Publishing revenues for the fiscal year ended March 31, 2007 totaled US$7.92 million, an increase of 21% compared to US Publishing revenues during the fiscal year ended March 31, 2006.
•	Operating EBITDA for the fiscal year ended March 31, 2007 totaled US$5.93 million, an increase of 147% compared to Operating EBITDA during the fiscal year ended March 31, 2006.
•	Net income for the fiscal year ended March 31, 2007 was US$6.99 million, or 24.04 cents per ADS, compared to a net income of US$1.21 million, or 4.50 cents per ADS, for the prior fiscal year.

Registered Users

•	Registered users grew to 53.6 million as of March 31, 2007, a 25% increase over the number of registered users as of March 31, 2006.

Advertising Revenues

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Online advertising continues to drive growth for the Company. Revenues from the India Online advertising business grew by 92% for the quarter ended March 31, 2007 compared to the same quarter in the prior fiscal year. Highlights and trends for the India Online advertising business are:

1.

The number of companies advertising on Rediff’s website for the quarter ended March 31, 2007 totaled approximately 177, an increase of 13% over the number of advertisers during the same period in the prior fiscal year.

2.	The following top five industry categories accounted for 61% of the Company’s advertising revenues for the quarter ended March 31, 2007: Employment, Matrimonial, Finance, Travel and IT products.
3.

For the quarter ended March 31, 2007, the top 10 advertisers contributed approximately 55% of advertising revenue for the India Online advertising business, compared to 49% during the same period in the prior fiscal year.

Product Innovation

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During the quarter ended March 31, 2007, the Company began offering users of its Rediffmail e-mail service unlimited storage space. This allows Rediffmail users to search for and store an unlimited number of files, photos, music files and videos without having to delete e-mails from their inboxes.

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During the recent Cricket World Cup a new platform called Predict and win was launched. This platform uses neural network concepts to generate odds and allows users to predict the outcomes of various events. This platform has been well-received by users.

•	In order to increase the reach of its Q&A platform the Company launched a white label solution which enables any external website to create its own Q&A service using Rediff’s technology.

•	The Company extended its search offerings during the quarter :

•	Fare Search facility introduced a “Fare under Rs. 100/-” search tool to allow users to search for deeply discounted air fares.
•	Image Search extended its offerings by adding more images.
•	Product Search broadened its range of products and covered more cities.
•	Job Search now offers more than 100,000 jobs.
•	Ringtone Search now has over 60,000 ringtones to search from.
•	Book Search offers more than one million books to choose from.
•	Newshound has been integrated with web search to deliver relevant news results for searches.

Financial Results

For the Quarter ended March 31, 2007

Revenues

Revenues for the quarter ended March 31, 2007 increased by 66% to US$ 8.48 million, as compared to US$5.11 million in the same quarter last fiscal year.

Revenues from India Online, which comprised online advertising and fee-based services, increased by 76% to US$ 6.30 million during the quarter ended March 31, 2007 compared to US$3.57 million during the same quarter last fiscal year.

Revenues from US Publishing for the quarter ended March 31, 2007 increased by 42% to US$ 2.18 million from US$ 1.54 million during the same quarter last fiscal year.

Gross Margin

Gross Margin for the quarter ended March 31, 2007 increased to US$7.05 million, or 83%, compared to US$ 3.88 million, or 76%, during the same quarter last fiscal year.

Operating Expenses

Operating expenses increased by 59% to US$ 5.04 million for the quarter ended March 31, 2007, compared to US$3.17 million for the same quarter last fiscal year, primarily due to higher advertising, marketing and product development costs. Operating expenses for the quarter ended March 31, 2007 included a charge of US$0.44 million on account of stock-based compensation cost accounted for in accordance with SFAS 123 R.

Operating EBITDA

Operating EBITDA increased to US$2.01 million for the quarter ended March 31, 2007 as compared to an Operating EBITDA of US$0.71 million for the corresponding quarter last fiscal year.

Depreciation, Interest Income and Foreign Exchange

Depreciation expenses increased to US$0.94 million for the quarter ended March 31, 2007 compared to US$0.48 million for the same quarter last fiscal year.

A majority of the Company’s cash balances are held in fixed deposits with banks. These deposits contributed to an increase in interest income to US$1.03 million during the fiscal quarter ended March 31, 2007, compared to US$0.62 million during the same quarter last fiscal year.

There was a Foreign Exchange loss of US$0.09 million during the quarter ended March 31, 2007 arising from the conversion of cash deposits and other balances held in US Dollars into the company’s functional currency (the Indian Rupee) for financial reporting purposes due to the strengthening of the Indian Rupee against the US Dollar.

Net Income

Net Income for the quarter ended March 31, 2007 was US$2.00 million, or 6.89 cents per ADS, compared to a net income of US$0.53 million, or 1.96 cents per ADS, for the same quarter last fiscal year.

For the Fiscal Year ended March 31, 2007

Revenues

Revenues for the full fiscal year ended March 31, 2007 increased by 53% to US$28.68 million, as compared to US$18.70 million in the prior fiscal year.

Revenues from India Online increased by 71% to US$ 20.76 million during the fiscal year ended March 31, 2007 compared to US$12.17 million during the prior fiscal year.

Revenues from US Publishing for the fiscal year ended March 31, 2007 increased by 21% to US$ 7.92 million from US$ 6.53 million during the prior fiscal year.

Gross Margin

Gross Margin for the fiscal year ended March 31, 2007 increased to US$23.26 million, or 81%, compared to US$ 13.66 million, or 73%, during the prior fiscal year.

Operating Expenses

Operating expenses increased by 54% to US$ 17.33 million for the fiscal year ended March 31, 2007, compared to US$11.26 million for the prior fiscal year, primarily due to higher advertising and product development costs. Operating expenses for the fiscal year ended March 31, 2007 included a charge of US$1.23 million on account of stock-based compensation cost accounted for in accordance with SFAS 123 R.

Operating EBITDA

Operating EBITDA increased to US$5.93 million for the fiscal ended March 31, 2007 as compared to an Operating EBITDA of US$2.40 million for the prior fiscal year.

Depreciation, Interest Income and Foreign Exchange

Depreciation expenses increased to US$2.87 million for the fiscal year ended March 31, 2007 compared to US$1.42 million for the prior fiscal year.

Interest income has increased to US$3.73 million during the fiscal year ended March 31, 2007, compared to US$1.22 million during the prior fiscal year.

There was a Foreign Exchange gain of US$0.13 million during the fiscal year ended March 31, 2007 arising from the conversion of cash deposits and other balances held in US Dollars into the company’s functional currency (the Indian Rupee) for financial reporting purposes.

Net Income

Net Income for the fiscal year ended March 31, 2007 was US$6.99 million, or 24.04 cents per ADS, compared to a net income of US$1.21 million, or 4.50 cents per ADS, for the prior fiscal year.

Total cash and cash equivalents and short term deposits with banks as of March 31, 2007 was approximately US$ 53.55 million.

About Rediff.com

Rediff.com (NASDAQ: REDF) is one of the premier worldwide online providers of news, information, communication, entertainment and shopping services to Indians worldwide. Rediff.com provides a platform for Indians worldwide to connect with one another online. Founded in 1996, Rediff.com is headquartered in Mumbai, India with offices in New Delhi and New York, USA.

Safe Harbor

Except for historical information and discussions contained herein, statements included in this release may constitute “forward-looking statements.” These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to the slowdown in the U.S. and Indian economies and in the sectors in which our clients are based, the slowdown in the Internet and IT sectors world-wide, competition, success of our past and future acquisitions, attracting, recruiting and retaining highly skilled employees, technology, legal and regulatory policy, managing risks associated with customer products, the wide spread acceptance of the Internet as well as other risks detailed in the reports filed by Rediff.com India Limited with the U.S. Securities and Exchange Commission. Rediff.com India Limited and its subsidiaries may, from time to time, make additional written and oral forward-looking statements, including statements contained in its filings with the U.S. Securities and Exchange Commission and its reports to shareholders. Rediff.com India Limited does not undertake to update any forward-looking statement that may be made from time to time by it or on its behalf.

Table to follow

STATEMENT OF OPERATIONS

Fiscal April 2006 – March 2007

All figures are in US$ million

	Year ended March 31		Quarter ended March 31
	2007	2006	2007	2006

Revenues
India Online	20.76	12.17	6.30	3.57
US Publishing	7.92	6.53	2.18	1.54
Total Revenues	28.68	18.70	8.48	5.11

Cost Of Revenues	-5.42	-5.04	-1.43	-1.24

Gross Margin	23.26	13.66	7.05	3.88
Gross Margin %	81%	73%	83%	76%

Operating Expenses *	-17.33	-11.26	-5.04	-3.17

Operating EBITDA	5.93	2.40	2.01	0.71

Depreciation / Amortization	-2.87	-1.42	-0.94	-0.48

Interest Income	3.73	1.22	1.03	0.62

Other Income	0.12	-	-	-

Foreign Exchange Gain/ (Loss)	0.13	-0.98	-0.09	-0.32

Net Income before income taxes	7.04	1.23	2.01	0.53

Tax	-0.05	-0.02	-0.01	-

Net Income	6.99	1.21	2.00	0.53

Net Income per ADS ( in US cents)	24.04	4.50	6.89	1.96

Net Income per ADS ( in US cents) diluted	23.43	4.40	6.71	1.92

Weighted average ADS Outstanding (in millions)	29.09	26.97	29.09	26.97

* Stock based Compensation included in operating expenses	1.23	-	0.44	-

Notes

•	Each ADS represents one half of an equity share.

•

The above numbers are subject to audit and while no significant changes are anticipated, an audit could result in adjustments which would result in the audited numbers varying from the numbers set forth above.

Non-GAAP Measures Note

Operating EBITDA and non-GAAP Operating Expenses are the non-GAAP measures in this press release. These measurements are not recognized under generally accepted accounting principles (“GAAP”).

Operating EBITDA represents income (loss) from operations prior to adjustments for depreciation/ amortization, non-recurring items and other income or expense and tax. However, other companies may calculate operating EBITDA differently. Operating EBITDA is not intended to represent cash flows as defined by generally accepted accounting principles and should not be considered as an indicator of cash flow from operations. We have included information concerning operating EBITDA in this press release because management and our board of directors use it as a measure of our performance. In addition, future investment and capital allocation decisions are based on operating EBITDA. Investors and industry analysts use operating EBITDA to measure the company’s performance to historic results and our peer group. The reconciliation between operating EBITDA and net income (loss), the GAAP measure, is as follows:

RECONCILIATION FROM OPERATING EBITDA TO NET INCOME

Fiscal April 2006 – March 2007

(All figures are in US$ million)

	Year ended March 31		Quarter ended March 31
	2007	2006	2007	2006

Operating EBITDA (Non GAAP)	5.93	2.40	2.01	0.71

Depreciation / Amortization	-2.87	-1.42	-0.94	-0.48

Interest Income	3.73	1.22	1.03	0.62

Other Income	0.12	-	-	-

Foreign Exchange Gain/ (Loss)	0.13	-0.98	-0.09	-0.32

Net Income before income taxes	7.04	1.23	2.01	0.53

Tax	-0.05	-0.02	-0.01	-

Net Income (GAAP)	6.99	1.21	2.00	0.53

Non-GAAP operating expenses represent our operating expenses comprised of sales and marketing, product development and general and administrative expenses net of depreciation and amortization. We have used the non-GAAP operating expense to compute our operating EBITDA. A reconciliation of the GAAP operating expense to non-GAAP operating expense is as follows:

RECONCILIATION FROM GAAP TO NON-GAAP OPERATING EXPENSES

Fiscal April 2006 – March 2007

(All figures are in US$ million)

	Year Ended March 31		Quarter Ended March 31
	2007	2006	2007	2006

Operating Expenses (GAAP)	20.20	12.68	5.98	3.65

Depreciation/Amortization	-2.87	-1.42	-0.94	-0.48

Operating Expense (Non-GAAP)	17.33	11.26	5.04	3.17

For further details contact:

Debabrata Saha

Investor Relations and Corporate Affairs Contact

Rediff.com India Limited

Email: investor@rediff.co.in

Tel.: +91-22-2444-9144 Extn.: 116

Fax.: +91-22-2444-6837